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                              June 10, 2022

       Elizabeth M. Keiley, Esq.
       General Counsel
       Entasis Therapeutics Holdings Inc.
       35 Gatehouse Drive
       Waltham, Massachusetts 02451

                                                        Re: Entasis
Therapeutics Holdings Inc.
                                                            Schedule 13E-3 and
Schedule 14D-9 filed June 7, 2022
                                                            File No. 005-90651

       Dear Ms. Keiley:

              We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed June 7, 2022

       Tender and Support Agreements, page 3

   1. We note the disclosure regarding the Tender and Support Agreements on the bottom of page 3. Please advise
why the Supporting Stockholders, each affiliates of the Company, are not engaged in the
Rule 13e-3 transaction and should not be listed as signatories to the
                                                        Schedule 13E-3
signature page and included as filing persons.
       Reasons for the Recommendation of the Entasis Board; Fairness of the Offer and the Merger.,
       page 23

   2.                                                   We note the disclosure
on page 23 that       the Entasis Board believes that, based on its
                                                        consideration of the
factors relating to the substantive and procedural fairness, the Offer and the Merger are fair
to, and in the best interests of, the Company   s stockholders (other
                                                        than the Excluded
Holders).    The term    Excluded Holders    is defined to mean Innoviva
                                                        and Merger Sub. Please
note that the staff considers officers and directors of Entasis to be affiliates when
considering whether such reference is sufficiently specific to satisfy Item
 Elizabeth M. Keiley, Esq.
FirstName  LastNameElizabeth  M. Keiley, Esq.
Entasis Therapeutics Holdings Inc.
Comapany
June       NameEntasis Therapeutics Holdings Inc.
     10, 2022
June 10,
Page 2 2022 Page 2
FirstName LastName
         1014(a) of Regulation M-A. Please refer to the definition of
affiliate    in Exchange Act
         Rule 13e-3(a)(1). Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a) by addressing the fairness determination to unaffiliated shareholders only.
3. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See
         Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
         1981). Please revise this section to either include the factors described in clause (vi) of
         Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding to this comment with respect to 1014(c), please refer to our
         preceding comment regarding the definition of    affiliate    in
Exchange Act Rule 13e-
         3(a)(1).
Certain Prospective Financial Information, page 34

4.       Disclosure on page 35 states that    the Projections, while presented
with numerical
         specificity, necessarily were based on numerous variables and
assumptions   [t]he
         assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, development timelines, likelihood of clinical success, product pricing, market uptake, reimbursement and potential
competition   [t]he
         Projections also reflect assumptions as to certain business decisions and transactions that are subject to change and may not occur, at all or on the terms
assumed.    In order for
         stockholders to properly evaluate the fairness advisor   s opinion,
the disclosed summary of
         its analyses and the Projections upon which the opinion in part relies, please disclose these assumptions in reasonable detail and quantify, where possible.
5. Disclosure on page 36 indicates that "the following tables present selected elements of the
         Projections." Please disclose why only "selected elements" were disclosed and why you believe such information is all that stockholders need in order to properly evaluate the
         fairness advisor   s opinion, the disclosed summary of its analyses
and the Projections upon
         which the opinion in part relies.
Schedule 13E-3 filed June 7, 2022

General

6. Please amend the Schedule 13E-3 to reflect any changes made to the disclosure included in the Offer to Purchase and Schedule 14D-9 in response to staff comments.
7. Please describe the effects of the transaction on Entasis' affiliates and unaffiliated security holders. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3 and Item
         1013(d) of Regulation M-A.
 Elizabeth M. Keiley, Esq.
Entasis Therapeutics Holdings Inc.
June 10, 2022
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameElizabeth M. Keiley, Esq.
                                                            Division of
Corporation Finance
Comapany NameEntasis Therapeutics Holdings Inc.
                                                            Office of Mergers &
Acquisitions
June 10, 2022 Page 3
cc:       Matt Franker, Esq.
FirstName LastName